

02024804

83877
1-13634

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of March 2002
Tomkins PLC
(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

**Re: Notification of Interests of Directors and Connected Persons
dated 4 March 2002**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: ___Tomkins PLC___
(Registrant)

Date 20 March 2002

By: _____
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1 ✓

Company Name:
Tomkins PLC ✓

Full Issuer Name:
Tomkins PLC ✓

AVS Security Number:
Unknown ✓

Release Date:
IMMEDIATELY ✓

Release Time:
IMMEDIATELY ✓

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Denise Burton ✓

Tel. No:
020-8871-4544 ✓

Announcement Given To Third Parties:

Amendment:
No ✓

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1   Name of company:
Tomkins PLC ✓

2   Name of director:
James Nicol ✓

3   Please state whether notification indicates that it is in respect of

holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As (2) above ✓

4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
As (2) above ✓

5   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Not applicable ✓

6   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Market purchases of shares ✓

7   Number of shares/amount of stock acquired:
115,230 shares (in the form of 111,630 Ordinary shares and 900 ADRs)

8   Percentage of issued class:
0.01494% ✓

9   Number of shares/amount of stock disposed:
Not applicable ✓

10 Percentage of issued class:
Not applicable ✓

11 Class of security:
Ordinary shares of 5p each ✓

12 Price per share:
See additional information ✓

13 Date of transaction:
28 February 2002, 1 March 2002 and 4 March 2002

14 Date company informed:
4 March 2002 ✓

15 Total holding following this notification:
1,015,230 (held in the form of 911,230 Ordinary shares and 26,000 ADRs)

16 Total percentage holding of issued class following this notification:
0.13163% ✓

If a director has been granted options by the company, please complete the following fields:

17 Date of grant: ✓

18 Period during which or date on which exercisable: ✓

4

19 Total amount paid (if any) for grant of the option: /

20 Description of shares or debentures involved: class, number: /

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: /

22 Total number of shares or debentures over which options held following this notification: /

23 Contact name for queries:
Denise Burton /

24 Contact telephone number:
020-8871-4544 /

25 Name of company official responsible for making notification:
Denise Burton /
Deputy Company Secretary ✓

Additional Information: ✓
12. Price per share / ,
    a) American Depositary Receipts (ADRs):-
        500 ADRs @ US$14.07;
        400 ADRs @ US$14.08.
    b) Ordinary shares of 5p each:-
        33,400 Ordinary shares @ 241.25p;
        10,000 Ordinary shares @ 240.00p;
        53,000 Ordinary shares @ 242.83p;
        15,230 Ordinary shares @ 248.00p.

Mr Nicol has a contingent interest in up to 3,045,684 Ordinary shares under a Deferred Matching Share Purchase arrangement, the full amount of which will be awarded after three years if the Tomkins share price reaches 591p provided that he (or his family) retains ownership of 1,015,228 Tomkins shares until the end of the three year period.

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